

May 1, 2014

<u>Via E-mail</u>
Frans van Houten
CEO, Chairman of the Board of Management and the Executive Committee
Koninklijke Philips N.V.
Breitner Center, Amstelplein 2,
1096 BC Amsterdam, The Netherlands

> **Re:** **Koninklijke Philips N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **File No. 001-05146-01**

Dear Mr. van Houten:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2013</u>

<u>11. Group Financial Statements</u>

<u>Note 1 - Significant accounting policies</u>

<u>Accounting for capital transactions of a consolidated subsidiary or an associate, page 164</u>

1. We see the disclosures herein of your accounting policy for dilution gains or losses arising from the sale or issuance of stock by a consolidated subsidiary or an associate. Please tell us the specific authoritative International Financial Reporting Standard you considered when determining the accounting for the referenced dilution transactions.

Note 21 – Provisions, page 192

Other Provisions, page 193

2. With respect to your disclosure related to provisions for litigation, we note you did not
    provide all of the disclosures under IAS 37, as permitted by paragraph 92 of IAS 37,
    because you state that it can be expected to seriously prejudice the outcome of the
    disputes. Please tell us why you did not disclose, as required by paragraph 92 of IAS 37,
    the general nature of the dispute(s) for which the information has not been disclosed.
    Also tell us general nature of the dispute(s) for which you have not included the
    disclosures required by paragraphs 84-89 of IAS 37 and revise future filings to include all
    disclosures required by IAS 37.

Note 26 - Contingent assets and liabilities, page 195

Smart card chips, page 196

3. With respect to the smart card matter, we note that you only discuss possible material
    adverse effects on your consolidated financial position. Please tell us whether you
    believe the matter will have a material adverse effect on either or both of your
    consolidated results of operations and cash flows.

14. Reconciliation of non-GAAP information, page 251

4. On pages 253 and 254 you only reconcile non-GAAP information for 2011, 2012 and
    2013. As we note that you present non-GAAP information on page 257 for 2009 through
    2013, please revise future filings to reconcile your non-GAAP information for each
    period it is presented, or explain to us why the reconciliations are not required. Refer to
    Item 10(e)(1)(i)(B) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jay Webb, Staff Accountant, at (202) 551-3603 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin F. James
Senior Assistant Chief Accountant